Troy M. Calkins Partner 312-569-1150 Direct 312-569-3150 Fax troy.calkins@dbr.com

September 21, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:	David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

Re:	Live Current Media Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed on September 17, 2010 File No. 0000-29929

Ladies and Gentlemen:

This letter sets forth the response of Live Current Media Inc. (the “Company”) to the comments on the above-referenced filing provided by the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated September 21, 2010.

The staff’s comment is restated below in bold type and is followed by the Company’s response.

General

1.           We note your response to prior comment 1; however, you do not appear to have marked your proxy statement as a “Preliminary Copy.”  Please revise.

We apologize for the inadvertent omission of the “Preliminary Copy” legend from the proxy statement.  This omission was due to an error in the EDGARization process.  The legend was included on the copy of the form of proxy card.  We have added the legend to the revised preliminary proxy materials filed herewith.

Securities and Exchange Commission
September 21, 2010

Proposal 1 – Election of Directors

Background and Material Contacts with David Jeffs, page 3

2.           You state that Mr. Hampson has had periodic conversations with a number of large stockholders regarding the progress of your business.  Please provide your analysis with respect to Regulation FD.

We hereby confirm that Mr. Hampson is aware of the requirements of Regulation FD with respect to, among other things, conversations with stockholders.  Specifically, Mr. Hampson is aware that Regulation FD prohibits the disclosure of material non-public information to a stockholder, unless the stockholder expressly agrees to maintain the information in confidence.  Mr. Hampson has confirmed to us that, unless the stockholder had expressly agreed to maintain the information in confidence and refrain from trading on it, Mr. Hampson has not, to the best of his recollection, ever disclosed material non-public information in any conversation with a stockholder.

3.           Please provide support for the statements that:

●	Richard Jeffs made it clear that he would like to have the company acquire Makeup.com Limited, a company that he controlled;

Mr. Hampson has stated that Richard Jeffs made this statement in an oral conversation between him and Richard Jeffs in June 2007.  We have revised the proxy statement to clarify this point.

●	Richard Jeffs wanted to take over management of the company; and

Mr. Hampson has stated that Richard Jeffs made this oral statement in a meeting between him and Richard Jeffs on May 21, 2009, as indicated in the proxy statement.

●
Richard Jeffs had been party to a settlement with the British Columbia Securities Commission pursuant to which the Executive Director of that entity entered an order that, among other things, prohibited Richard Jeffs for a period of 15 years from the date of the order from becoming or acting as a director or officer of any public issuer.

The preliminary proxy statement filed on September 17, 2010 contained two inadvertent errors with respect to the settlement between Richard Jeffs and the British Columbia Securities Commission.  There were multiple orders issued on April 30, 2007 involving members of the Jeffs family.  Regretfully, we included in the preliminary proxy statement filed on September 17, 2010 a description of the sanctions that had been imposed on Richard Jeffs’s brother, Robert Jeffs.  In the revised preliminary proxy statement filed herewith, we have amended the disclosure with respect to the British Columbia Securities Commission order to state the following:

Securities and Exchange Commission
September 21, 2010

Mr. Hampson indicated that having Richard Jeffs join the Company’s Board of Directors could be problematic, given that Richard Jeffs had been party to a settlement with the British Columbia Securities Commission (the “BCSC”) in April 2007.  While Richard Jeffs was not prohibited by this order from serving as an officer or director of a public company, the order did, among other things, prohibit him for a period of 5 years from the date of the order from engaging in investor relations activities.  Therefore, Mr. Hampson proposed that Richard Jeffs suggest an alternative candidate.

For your reference, a copy of the British Columbia Securities Commission order is attached as Appendix A to this letter.

4.           Please disclose how, in April 2010, Mr. Hampson became aware that David Jeffs was discussing with other stockholders of the company his views with respect to the financial condition and leadership of the company.

Mr. Hampson was contacted in April 2010 by two stockholders who orally stated to him that David Jeffs had engaged in conversations with them regarding Mr. Jeffs’s views with respect to the financial condition and leadership of the company.  We have revised the preliminary proxy statement filed herewith to clarify this point.

Corporate Governance

Recent Amendments to Bylaws, page 6

5.           Please disclose in more detail how the bylaw amendments:  (i) revised the mechanics of the annual meeting process to track Nevada law and public company common practices and (ii) added detailed provisions governing the use of proxies and voting of shares held jointly or by entities.

We have revised the preliminary proxy statement filed herewith to disclose in more detail how the Bylaw amendments:  (i) revised the mechanics of the annual meeting process to track Nevada law and public company common practices and (ii) added detailed provisions governing the use of proxies and voting of shares held jointly or by entities

*           *           *           *           *

Securities and Exchange Commission
September 21, 2010

The Company intends to commence mailing its proxy materials to shareholders on September 24.  Any questions or comments regarding this filing should be directed to the undersigned by phone at (312) 569-1150, by fax at (312) 569-3150 or by e-mail at troy.calkins@dbr.com.

Very truly yours,

/s/ Troy M. Calkins
Troy M. Calkins

cc:	C. Geoffrey Hampson

Appendix A

2007 BCSECCOM 191

Order

Richard Norman Jeffs

Section 161 of the Securities Act, RSBC 1996, c. 418
Background

¶ 1 The Executive Director has entered into a Settlement Agreement with Richard Norman Jeffs (RNJ), a copy of which is attached as Schedule A.

The Order

¶ 2 The Executive Director considering it to be in the public interest to do so, orders by consent that:

1. under section 161(1)(a) of the Securities Act, RSBC 1996, c. 418, RNJ comply fully with the Act, the Securities Rules, BC Reg. 194/97, and any applicable regulations; and

2. under section 161(1)(d)(iii) of the Act, RNJ is prohibited from engaging in investor relations activities for a period of five years from the date of this order.

¶ 3 April 24, 2007

“B. Leong”

4 Brenda M. Leong

Executive Director

2007 BCSECCOM 192
Schedule A
Settlement Agreement

Richard Norman Jeffs

Securities Act, RSBC 1996, c. 418

¶ 1 The Executive Director of the British Columbia Securities Commission (the Executive Director) and Richard Norman Jeffs (RNJ) agree as follows:

Agreed Statement of Facts
1. RNJ is a former resident of British Columbia. In May 2002, Jeffs became a resident of the United Kingdom. He was registered under the Securities Act, RSBC 1996, c. 418 from January 1985 to January 1986.

2. Francis (“Frank”) Jason Dean Biller (Biller) is a former resident of British Columbia. On February 16, 2000, the British Columbia Securities Commission prohibited Biller for ten years from trading in securities and engaging in investor relations (the Biller Order).

3. Bayshore Management Corporation (Bayshore), Fairtide Capital Corporation (Fairtide) and Gibraltor Consulting Corporation (Gibraltor) are British Columbia corporations with offices at Suite 600 – 1100 Melville Street in Vancouver, British Columbia (the Premises).

4. RNJ’s brother, Robert Leigh Jeffs, was a director of Bayshore, director and president of Fairtide, and the sole director, president and secretary of Gibraltor at all material times.

5. From May 2002 to November 2002, Bayshore employed individuals (Phoners) at the Premises to promote securities of public companies to retail investors on behalf of Fairtide (the Phone Room).

6. In May 2002, RNJ was aware that Biller intended to come to Vancouver to work in the Phone Room. He assisted Biller to relocate from Costa Rica for that purpose. While doing so, RNJ had knowledge of the Biller Order.

7. In June 2002, Gibraltor hired Biller to work in the Phone Room. Biller assisted in the management of the activities of the Phoners from June 2002 until November 2002.

8. Bayshore paid Gibraltor for Biller’s services.

9. As a result of engaging in the conduct described above, Biller was engaged in investor relations activities and he was trading in securities, as defined by the Securities Act, contrary to the Biller Order.

Public Interest
10. By engaging in the conduct set out above, RNJ enabled Biller to contravene the Biller Order, contrary to the public interest.

Order
¶ 2 The Executive Director will issue an order (the Order) that under section 161(1)(a) and 161(1)(d)(iii) of the Act, RNJ:

1. comply fully with the Act, the Securities Rules, BC Reg. 194/97, and any applicable regulations; and

2. be prohibited from engaging in investor relations activities for a period of 5 years from the date of the Order.

Consent to Reciprocal Orders
¶ 3 Any securities regulator in Canada may rely on the facts admitted in this agreement solely for the purpose of making an order similar to the one contemplated above.

Waiver
¶ 4 RNJ waives any right he may have, under the Act or otherwise, to a hearing, hearing and review, judicial review or appeal related to, in connection with, or incidental to this settlement.

Counterpart
¶ 5 This Settlement Agreement may be executed in counterpart or by facsimile execution and all such counterparts of executed copies or faxed copies shall be read or construed together as if they formed one originally executed document.

¶ 6 April 23, 2007

¶ 7 “ R. Jeffs”
Richard Norman Jeffs

“S. Jeffs” )
Witness Signature )
Susan Jeffs )
Witness Name (please print) )
Flat 1, 49 Pont Street )
London SW1X 0BD, UK )
Address )
Lawyer )
Occupation )

¶ 8 April 24, 2007

“B. Leong”

¶ 9 Brenda M. Leong
Executive Director